Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 17, 2021

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held on May 17, 2021.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Withheld
Christopher M. Burley	391,120,051/99.46%	2,137,379/0.54%
Maura J. Clark	388,496,182/98.79%	4,760,800/1.21%
Russell K. Girling	384,893,404/97.87%	8,364,026/2.13%
Miranda C. Hubbs	392,366,739/99.77%	890,691/0.23%
Raj S. Kushwaha	391,747,320/99.62%	1,509,661/0.38%
Alice D. Laberge	390,897,929/99.40%	2,359,502/0.60%
Consuelo E. Madere	390,799,688/99.38%	2,457,742/0.62%
Keith G. Martell	387,827,313/98.62%	5,430,117/1.38%
Aaron W. Regent	389,576,198/99.06%	3,681,233/0.94%
Mayo M. Schmidt	391,930,657/99.66%	1,326,324/0.34%
Nelson L.C. Silva	392,146,239/99.72%	1,111,191/0.28%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 419,605,269 votes “For” (99.72%) and 1,182,937 votes “Withheld” (0.28%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 371,948,822 votes “For” (94.58%) and 21,308,601 votes “Against” (5.42%).